                                                                       EXHIBIT 2

                                                        2116-130 ADELAIDE ST. W.
                                                             TORONTO, ON M5H 3P5
[LOGO] North American Palladium Ltd.                             T. 416.360.7590
                                                                 F. 416.360.7709
                                                             WWW.NAPALLADIUM.COM
--------------------------------------------------------------------------------
For Immediate Release
February 25, 2005                                                   News Release
                                                        Trading Symbol TSE - PDL
                                                                      AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                             2004 FINANCIAL RESULTS

                              RESULTS OF OPERATIONS
                              ---------------------

For the year ended December 31, 2004 the Company reported a net loss of $92,110,000 or $1.79 per share on revenues of $185,204,000 compared to net income of $38,378,000 or $0.75 per share on revenues of $192,141,000 for the year ended December 31, 2003. The results for 2004 include a non-cash impairment charge of $108,000,000 (net of tax - $103,376,000 or $2.01 per share) to write down the carrying value of mining interests.

The Company reviews and evaluates its long-lived assets for impairment on an annual basis and records a write down when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amounts of the assets. During the fourth quarter, the Company performed an annual impairment test, which resulted in a write down of the carrying value of its mining interests. The impairment resulted from changes in key assumptions which were affected by a continuation of low palladium prices.

The results for 2004 include an insurance recovery of $7,148,000 (net of tax - $4,352,000) relating to losses incurred in connection with the failure of the primary crusher in 2002 and a foreign exchange loss of $340,000 (net of tax - $340,000) compared to a foreign exchange gain of $18,138,000 (net of tax - $15,055,000) in 2003. After adjusting for the impairment charge, the insurance recovery and foreign exchange, the adjusted net income was $7,254,000 or $0.14 per share for the year ended December 31, 2004 compared to adjusted net income of $23,323,000 or $0.46 per share for the year ended December 31, 2003.

In 2004, the Company's palladium revenue benefited from a 7% increase in palladium production, together with a floor price of US$325 per ounce on 100% of production under its palladium sales contract compared to an average palladium spot price of US$230 per ounce for the year. In addition, revenue from by-product metal increased by 13% to $71,416,000 in 2004 compared to $63,424,000 in the prior year, reflecting the increased production of, and improved pricing for nickel, platinum, gold and copper. Palladium forward contracts provided $20,437,000 of additional revenue in 2003, whereas there were no palladium forward contracts realized in 2004.

The Company reported a net loss for the three months ended December 31, 2004 of $107,663,000 or $2.09 per share on revenues of $35,182,000 compared to a net income of


News Release, February 25, 2005    Page 1 of 12    North American Palladium Ltd.

$16,092,000 or $0.31 per share on revenues of $59,805,000 for the three months ended December 31, 2003. The results for the fourth quarter 2004 include the non-cash impairment charge described above.

Production costs for 2004, including overheads but excluding non-cash amortization, of $102,936,000 were comparable to $103,654,000 in the prior year, however, unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, decreased to US$159 per ounce in 2004 compared to US$175 per ounce in 2003. The improvement in unit cash costs was achieved by a 7% increase in palladium production combined with a 13% increase in revenue from by-product metals. The Lac des Iles mine produced 308,931 ounces of palladium in the current year compared to 288,703 ounces in 2003. In the fourth quarter cash costs to produce palladium increased to US$251 per ounce compared to US$85 per ounce in the fourth quarter of 2003. The increase in unit costs in the current quarter was due to a decline in ore grade and tonnes milled and a higher waste-to-ore strip ratio. The strip ratio is expected to return to normal levels in 2005 as Phase Four mining advances.

During the fourth quarter of 2004, the mill processed 1,202,942 tonnes of ore, or an average of 13,075 tonnes per day, with a palladium grade of 2.17 grams per tonne, producing 62,526 ounces of palladium at a recovery rate of 74.6%. This compares with the fourth quarter of 2003, when the mill processed 1,500,684 tonnes of ore, or 16,312 tonnes per day, with a palladium grade of 2.47 grams per tonne, producing 94,114 ounces of palladium at a recovery rate of 75.1%. Mill availability during the fourth quarter was affected by down time caused by the tie-in of the new secondary crusher in addition to increased maintenance on conveyor belts and chutes. During the fourth quarter, the waste strip ratio increased to 3.46:1 compared to 1.89:1 in the fourth quarter of 2003. In 2004, mining moved into Phase Four, requiring a higher level of waste removal whereas in the fourth quarter of 2003, mining was from the final stage of Phase Three.

While palladium production increased 7% in 2004 compared to the prior year, tonnes of concentrate treated increased 24% due to a drop in concentrate grade. In an effort to improve the concentrate grade, various milling parameters are currently under investigation, including changes made to the mill flow sheet, reagent mix and recycle water quality. The concentrate quality also declined in the year resulting in higher smelter penalty charges. In aggregate, smelter treatment, refining and freight cost increased by 24% to $23,602,000 compared to $19,048,000 in 2003.

Non-cash amortization expense increased to $36,710,000 in 2004 compared to $28,590,000 in 2003. The higher amortization amount is attributable to the 7% increase in palladium production and the increase in the unit of production amortization rate due to a restatement of reserves in mid 2003 that resulted in a 20% reduction in palladium reserve ounces.

With the increased activities on the Company's exploration projects, exploration expense was $2,479,000 in 2004 compared to $1,942,000 in the prior year. In 2004, the Company incurred interest expense on long-term debt of $1,756,000 compared to $3,158,000 in 2003. The reduced interest expense in the current year reflects the reduction in the level of average debt year-over-year.


News Release, February 25, 2005    Page 2 of 12    North American Palladium Ltd.

                        CASH FLOW AND FINANCIAL POSITION

Cash provided by operations (prior to changes in non-cash working capital) was $958,000 for the fourth quarter of 2004 and $52,059,000 for the year ended December 31, 2004. This compares with cash provided by operations (prior to changes in non-cash working capital) of $21,792,000 for the fourth quarter 2003 and $59,802,000 for the year ended December 31, 2003. Changes in non-cash working capital provided $29,731,000 in the current year compared to a consumption of cash of $5,235,000 in 2003. The primary non-cash working capital change was a $26,351,000 reduction in concentrate inventory awaiting settlement. This reduction was caused by a decrease in the physical quantity of palladium in concentrate awaiting settlement, which declined to 114,186 ounces at December 31, 2004 compared to 147,570 ounces at December 31, 2003. After allowing for working capital changes, cash provided by operations was $81,790,000 in 2004 compared to $54,567,000 in 2003.

Investing activity required $26,464,000 of cash in 2004. Two major projects were undertaken during the year. The secondary crusher installation was completed at a cost of $10.2 million and the underground development, which commenced in mid year and will extend into late 2005, required $6.9 million excluding $3.6 million of mining equipment purchased under capital leases. This compares with $8,279,000 of net investing activities in 2003.

During the year, the Company completed a private placement flow-through share financing for proceeds of $4,050,000. These proceeds are being used to fund the increased level of exploration activity, as well as to fund exploration on new acquisitions currently being pursued. The Company also received $7,148,000 as an interim payment against a claim filed with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. The Company has included this insurance recovery in income from mining operations. The Company is pursuing the balance of its insurance claim and will record any additional recovery in income if and when received.

In 2004, the Company's financial position was further strengthened. The Company's long-term debt position was reduced to $50.2 million at December 31, 2004 compared to $58.8 million at December 31, 2003. At December 31, 2004, the Company had cash and cash equivalents of $65.8 million of which approximately $54 million was invested in short-term deposits.


                              PRODUCTION STATISTICS
                              ---------------------

--------------------------------------------------------------------------------
                                 FOURTH QUARTER               TWELVE MONTHS
                                  DECEMBER 31                  DECEMBER 31
                               2004          2003           2004        2003
                        --------------------------------------------------------
PALLADIUM (OZ)                62,526       94,114        308,931      288,703
Payable Palladium (oz)        56,756       83,358        281,743      261,247
Platinum (oz)                  5,474        7,354         25,128       23,742
Gold (oz)                      4,930        7,722         25,679       23,536
Copper (lbs)               1,604,009    2,294,258      7,836,183    7,142,674
Nickel (lbs)                 848,519    1,405,730      4,320,970    4,070,785
--------------------------------------------------------------------------------
Ore Tonnes Milled          1,202,942    1,500,684      5,298,544    5,159,730
Ore Tonnes Mined           1,036,093    1,322,278      4,574,134    4,396,847
Waste Tonnes Mined         3,581,858    2,492,667     12,275,889   10,164,806
--------------------------------------------------------------------------------
Waste Strip Ratio             3.46:1       1.89:1         2.68:1       2.31:1
--------------------------------------------------------------------------------


News Release, February 25, 2005    Page 3 of 12    North American Palladium Ltd.

                                   EXPLORATION

The greatest potential for near term expansion of the Company's mineral resources remains within the immediate Lac des Iles area. Currently the Company has two drills active, testing the down-dip extension of the Offset High Grade Zone. One of the holes has been designed to intersect the Offset High Grade Zone 1,200 metres below surface while the second hole is designed to test the target horizon at 1,500 metres or approximately 600 metres below the last drill hole intercept. A third drill is expected to be mobilized to the property late in the first quarter to start testing other priority geological/geophysical targets.

At the Shebandowan Lake Project, drilling will attempt to extend a previously discovered high grade PGE bearing breccia hosted mineralization, while additional drilling will test geophysical targets along strike of the past producing Shebandowan Ni, Cu mine. More recently, the Company optioned a new Ni, Cu, PGE discovery and is currently acquiring additional ground surrounding this prospect.


                              MANAGEMENT'S OUTLOOK

North American Palladium has established a solid foundation to progress through a transition period in 2005. The secondary crusher was successfully commissioned in December 2004, paving the way for increased mill throughput and further cost reductions. When the underground mine achieves full production in 2006, the combined palladium production from the open pit and underground is expected to be approximately 350,000 ounces per year, as well as increased by-product metal production.

Currently, the platinum group metal markets continue to benefit from strong global fundamentals, particularly an expectation of further economic growth in China and United States. Recent economic data released from both countries suggest consumer spending and business investment will remain firm in 2005. Platinum has traded up on these fundamentals and is testing levels around US$850 per ounce, while palladium continues to test support in the US$180 per ounce to US$190 per ounce range. In view of the large discount between the palladium and platinum price, autocatalyst and jewellery fabricators are adjusting their consumption to take advantage of the readily available and less expensive palladium alternative. The Company expects that this increased palladium demand should lead to a closing of the price spread between the two metals.

The Company continues to search for growth in reserves and resources at the mine site and on favourable grassroots exploration projects. Emerging ore bodies and projects, both in Canada and internationally, are being investigated to further enhance North American Palladium's strategic expansion plan.


       RECONCILIATION BETWEEN NET INCOME IN ACCORDANCE WITH CANADIAN GAAP
                             AND ADJUSTED NET INCOME

The adjusted net income reported in this release has not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net income or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.


News Release, February 25, 2005    Page 4 of 12    North American Palladium Ltd.

The following table provides a reconciliation between our adjusted net income and net income (loss) as reported in accordance with Canadian GAAP for the years ended December 31, 2004 and December 31, 2003:


                                                                            BASIC NET INCOME
(in thousands except per share amounts)                 NET INCOME             PER SHARE
                                                        YEAR ENDED             YEAR ENDED
                                                        DECEMBER 31            DECEMBER 31
                                                   2004         2003         2004         2003
                                               -----------------------------------------------------

Canadian GAAP net income (loss) as reported    $(92,110)      $38,378     $ (1.79)      $  0.76
Impairment charge net of tax                    103,376            --        2.01            --
Foreign exchange (gain) loss net of tax             340       (15,055)       0.01         (0.30)
Insurance recovery net of tax                    (4,352)           --       (0.09)           --
                                               -----------------------------------------------------
Adjusted net income                            $  7,254       $23,323     $  0.14       $  0.46
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

The Company will host its year-end conference call at 1 p.m. EST on Wednesday, March 2, 2005. The toll-free conference call dial-in number is 1-877-461-2814 and the local and overseas dial-in number is 416-695-5261. The conference call will be simultaneously web cast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until March 16, 2005; toll-free at 1-8888-280-8039, locally and overseas at 416-695-6054, access code 2400.

NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER OF PLATINUM GROUP METALS AND IS ONE OF THE LARGEST OPEN PIT BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. IN ADDITION TO PALLADIUM, THE COMPANY EARNS SUBSTANTIAL REVENUE FROM BY-PRODUCT NICKEL, PLATINUM, GOLD AND COPPER. PALLADIUM USE IN THE AUTO INDUSTRY CONTINUES TO BE AN IMPORTANT COMPONENT IN CONTROLLING EXHAUST EMISSIONS AS MANDATED BY MORE STRINGENT HYDROCARBON EMISSIONS STANDARDS FOR CARS, PARTICULARLY IN THE UNITED STATES, EUROPE AND JAPAN. PALLADIUM IS ALSO USED IN THE DENTAL, ELECTRONICS, JEWELLERY AND CHEMICAL SECTORS.

For further information contact:

George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650 email: GFAUGHT@NAPALLADIUM.COM

Douglas H. Bache - Treasurer
Tel: (416) 360-2651 email: DBACHE@NAPALLADIUM.COM

Forward-Looking Statements - Certain statements included in this news release are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "believe", "intend", "budget", "plan", "projection" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the impairment charge and the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine, and the salvage value of equipment. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


News Release, February 25, 2005    Page 5 of 12    North American Palladium Ltd.


                                    NORTH AMERICAN PALLADIUM LTD.
                                     CONSOLIDATED BALANCE SHEETS
                              (Canadian funds in thousands of dollars)
                                                                             December 31
                                                                     2004                 2003
                                                                ---------------      ---------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                       $     65,755         $     11,950
Restricted cash equivalents                                               --                1,813
Concentrate awaiting settlement, net - Note 2                         68,259               94,610
Inventories                                                            8,954                9,141
Crushed and broken ore stockpiles - Note 3                             9,256                6,251
Accounts receivable and other assets                                   1,615                1,387
Future tax asset                                                          --                   84
                                                                ---------------      ---------------
                                                                     153,839              125,236

Mining interests, net                                                136,009              247,116
Mine restoration deposit - Note 4                                      5,973                4,733
Crushed and broken ore stockpiles - Note 3                             1,379                5,983
Future tax asset                                                          --                9,334
Deferred financing costs                                                 697                1,290
                                                                ---------------      ---------------
                                                                $    297,897         $    393,692
                                                                ---------------      ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                        $     20,231         $     16,041
Taxes payable                                                            521                1,311
Future tax liability                                                      --                  216
Current portion of obligations under capital leases                    1,481                1,070
Current portion of long-term debt - Note 5                             6,815               34,538
                                                                ---------------      ---------------
                                                                      29,048               53,176

Mine restoration obligation                                            7,592                7,300
Obligations under capital leases                                       3,182                1,015
Long-term debt - Note 5                                               24,851                7,272
Kaiser-Francis credit facility - Note 5                               13,842               14,866
Future mining tax liability                                            1,549               10,108
                                                                ---------------      ---------------
                                                                      80,064               93,737
SHAREHOLDERS' EQUITY
Capital stock - Note 7                                               322,904              313,489
Contributed surplus                                                      573
                                                                                               --
Deficit                                                             (105,644)             (13,534)
                                                                ---------------      ---------------
Total shareholders' equity                                           217,833              299,955
                                                                ---------------      ---------------
                                                                $    297,897         $    393,692
                                                                ---------------      ---------------


           News Release, February 25, 2005   Page 6 of 12   North American Palladium Ltd.


                                        NORTH AMERICAN PALLADIUM LTD.
                            CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
                 (Canadian funds in thousands of dollars, except share and per share amounts)

                                                                    Year ended December 31
                                                          2004                 2003                2002
                                                      --------------      ---------------     ---------------

REVENUE FROM METAL SALES - Note 9                     $   185,204             192,141         $    176,773
                                                      --------------      ---------------     ---------------
OPERATING EXPENSES
Production costs, excluding amortization
   and asset retirement costs                             102,936             103,654              100,599
Smelter treatment, refining and freight costs              23,602              19,048               16,909
Insurance recovery                                         (7,148)                 --                   --
Amortization                                               36,710              28,590               20,190
Administrative                                              5,557               3,788                4,212
Exploration expense                                         2,479               1,942                  850
Loss on disposal of capital assets                            277                 788                   99
Asset retirement costs                                        905                 921                  587
Write-down of mining interests                            108,000               2,315                   --
                                                      --------------      ---------------     ---------------
Total operating expenses                                  273,318             161,046              143,446
                                                      --------------      ---------------     ---------------

INCOME (LOSS) FROM MINING OPERATIONS                      (88,114)             31,095               33,327
                                                      --------------      ---------------     ---------------

OTHER INCOME (EXPENSES)
Interest on long-term debt                                 (1,756)             (3,158)              (5,405)
Write off of deferred financing costs                        (788)                 --                   --
Foreign exchange gain (loss)                                 (340)             18,138                  792
Interest income                                               494                 474                  663
Derivative income                                             213                  --                   --
Interest expense                                              (29)                (17)                (433)
                                                      --------------      ---------------     ---------------
Total other income (expenses)                              (2,206)             15,437               (4,383)
                                                      --------------      ---------------     ---------------

INCOME (LOSS) BEFORE INCOME TAXES                         (90,320)             46,532               28,944
Provision for income taxes - Note 6                         1,790               8,154               13,862
                                                      --------------      ---------------     ---------------
NET INCOME (LOSS) FOR THE YEAR                            (92,110)             38,378               15,082

Deficit, beginning of year                                (13,534)            (51,912)             (66,994)
                                                      --------------      ---------------     ---------------
Deficit, end of year                                  $  (105,644)            (13,534)        $    (51,912)
                                                      --------------      ---------------     ---------------

Net income (loss) per share
Basic                                                 $     (1.79)        $      0.76         $       0.30
                                                      --------------      ---------------     ---------------
Diluted                                               $     (1.79)        $      0.75         $       0.30
                                                      --------------      ---------------     ---------------
Weighted average number of shares                      51,379,542          50,763,566           50,544,634
     outstanding - basic
                                                      --------------      ---------------     ---------------
Weighted average number of shares
     outstanding - diluted                             51,379,542          50,832,904           50,593,508
                                                      --------------      ---------------     ---------------


                News Release, February 25, 2005   Page 7 of 12   North American Palladium Ltd.


                                        NORTH AMERICAN PALLADIUM LTD.
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Canadian funds in thousands of dollars)
                                                                       Year ended December 31
                                                               2004                2003               2002
                                                        ---------------     ---------------     --------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the year                          $    (92,110)       $     38,378        $     15,082
Operating items not involving cash
    Future income tax expense                                    643               7,392              13,046
    Amortization                                              36,710              28,590              20,190
    Accrued interest on mine restoration deposit                 (40)                (63)                (38)
    Write-down of mining interests                           108,000               2,315                  --
    Unrealized foreign exchange gain                          (3,687)            (18,519)             (1,494)
    Loss on disposal of capital assets                           277                 788                  99
    Provision for asset retirement costs                         905                 921                 587
    Write off of deferred financing costs                        788                  --                  --
    Stock based compensation                                     573                  --                  --
                                                        ---------------     ---------------     --------------
                                                              52,059              59,802              47,472

Changes in non-cash working capital -
    Note 8                                                    29,731              (5,235)             (5,369)
                                                        ---------------     ---------------     --------------
                                                              81,790              54,567              42,103
                                                        ---------------     ---------------     --------------
FINANCING ACTIVITIES
Repayment of long-term debt                                  (44,290)            (45,134)            (33,233)
Increase in long-term debt                                    36,809                  --                  --
Issuance of common shares                                      9,415               1,506               1,199
Mine restoration deposit                                      (1,200)             (1,200)             (1,200)
Repayment of obligations under capital leases                 (1,751)             (1,046)             (1,419)
Deferred financing costs                                        (504)                 --                  --
Increase in Kaiser-Francis credit facility                        --                  --              10,372
                                                        ---------------     ---------------     --------------
                                                              (1,521)            (45,874)            (24,281)
                                                        ---------------     ---------------     --------------
INVESTING ACTIVITIES
Additions to mining interests                                (28,728)            (11,707)             (8,446)
Proceeds on disposal of mining interests                         451                 114                 513
Restricted cash equivalents                                    1,813               3,314                (128)
                                                        ---------------     ---------------     --------------
                                                             (26,464)             (8,279)             (8,061)
                                                        ---------------     ---------------     --------------

Increase (decrease) in cash and cash                          53,805                 414               9,761
    equivalents
Cash and cash equivalents, beginning of                       11,950              11,536               1,775
    year                                                ---------------     ---------------     --------------
Cash and cash equivalents, end of year                  $     65,755        $     11,950        $     11,536
                                                        ---------------     ---------------     --------------


                News Release, February 25, 2005   Page 8 of 12   North American Palladium Ltd.

                          NORTH AMERICAN PALLADIUM LTD.
        NOTES TO THE DECEMBER 31, 2004 CONSOLIDATED FINANCIAL STATEMENTS
    (in thousands of Canadian dollars except per share and per ounce amounts)
                                   (Unaudited)

1.      BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures will be included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2004. Accordingly, these consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2004.

2.      CONCENTRATE AWAITING SETTLEMENT

        The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to the smelters unprocessed at the balance sheet date. At December 31, 2004, concentrate awaiting settlement included 114,186 ounces of palladium (December 31, 2003 - 147,570). Concentrate awaiting settlement was entirely from two domestic customers at December 31, 2004 and December 31, 2003. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

3.      CRUSHED AND BROKEN ORE STOCKPILES

        Crushed and broken ore stockpiles are valued at the lower of average production cost and estimated net realizable value. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

4.      MINE RESTORATION DEPOSIT

        As part of the expansion project, the Company established a revised mine closure plan for the eventual clean-up and restoration of the mine site with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,802 to be accumulated in a Trust Fund controlled by the Ministry. At December 31, 2004, the Company had $5,973 on deposit with the Ministry and has agreed to make monthly deposits of $100.

5.      LONG-TERM DEBT

        The Company's long-term debt, is comprised of a senior credit facility with a leading equipment finance company and the Kaiser-Francis credit facility. At December 31, 2004, the outstanding long-term debt, including current and long-term portions was $45,508 compared to $56,676 at December 31, 2003. The interest rate under both facilities is LIBOR plus 250 basis points, or 4.81% at December 31, 2004. The senior credit facility is


News Release, February 25, 2005    Page 9 of 12    North American Palladium Ltd.

        repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009 and the Kaiser-Francis facility matures on June 30, 2006.

6.      INCOME TAXES

        The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 39%.


                                                                                    YEAR ENDED
                                                                                 DECEMBER 31, 2004
                                                                        2004               2003           2002
                                                                ---------------------------------------------------
Income tax provision using statutory income tax rates                $(35,406)           $18,147        $11,888
Increase (decrease) in taxes resulting from:
    Write down of mining interests not tax benefited                   35,694                 --             --
    Resource allowance                                                  6,439             (3,342)        (5,320)
    Non-taxable portion of capital gains                                   (2)            (2,908)            --
    Increase in valuation allowance on assets previously                2,525                 --             --
    recognized
    Changes in income tax rates and laws                                   --             (3,546)            --
    Benefits of income taxes not previously recognized                   (437)              (811)            --
    Federal large corporations tax                                        465                837            817
    Ontario mining taxes                                               (7,979)               983          4,357
    Other                                                                 491             (1,206)         2,120
                                                                -------------------- ---------------- -------------
Income tax expense                                                   $  1,790            $ 8,154        $13,862
                                                                -------------------- ---------------- -------------

7.      CAPITAL STOCK

                                                             2004                             2003
                                                    SHARES          AMOUNT          SHARES           AMOUNT
                                                -----------------------------------------------------------------
Common shares issued, beginning of year          50,895,338      $  313,489       50,647,955      $  311,983
Common shares issued:
  Pursuant to stock options exercised               459,380           4,637           13,450             101
  To Group Registered Retirement Savings
Plan participants                                    84,357             956          190,605             905
  Private placement                                 270,000           3,822           43,328             500
                                                -----------------------------------------------------------------
Common shares issued, end of year                51,709,075      $  322,904       50,895,338      $  313,489
                                                -----------------------------------------------------------------

        At December 31, 2004, the Company had 825,610 options outstanding at a weighted- average exercise price of $9.88, expiring at various dates from March 3, 2005 to November 1, 2012. The fair market value of the options granted in 2004 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.7% (2003 - 4%; 2002 - 4%), expected dividend yield of nil (2003 - nil; 2002 - nil), expected volatility of 55% (2003 - 48%; 2002 - 60%) and expected option life of 4 years (2003 -
        3 years; 2002 - 3 years). The estimated fair value of the options is being expensed over the three year option vesting period. The weighted-average fair market value of options granted in 2004 was $5.48 (2003 - $2.13; 2002 - $4.33).


News Release, February 25, 2005   Page 10 of 12    North American Palladium Ltd.


8.      CHANGES IN NON-CASH WORKING CAPITAL

                                                            2004              2003            2002
                                                      ------------------------------------------------
        Decrease (increase) in:
          Concentrate awaiting settlement             $    26,351       $   (9,298)      $   (2,778)
          Inventories and stockpiles                        1,786            3,179              507
          Accounts receivable and other assets               (229)             296              943
          Accounts payable and accrued liabilities          2,613            1,218           (2,442)
          Taxes payable                                      (790)            (630)          (1,599)
                                                      ------------------------------------------------
                                                      $    29,731       $   (5,235)      $   (5,369)
                                                      ------------------------------------------------

9.      REVENUE FROM METAL SALES

                                                           2004             2003            2002
                                                      ------------------------------------------------
        Palladium (a)                                  $  112,879       $  109,443       $  101,317
        Palladium forward contracts (b)                        --           20,437           46,033
        Adjustments for mark-to-market                        909           (1,163)          (9,243)
        Nickel                                             25,735           26,010           12,111
        Platinum                                           21,476           18,847           14,069
        Gold                                               10,665            9,826            7,094
        Copper                                             10,945            7,722            4,723
        Other metals                                        2,595            1,019              669
                                                      ------------------------------------------------
                                                       $  185,204       $  192,141       $  176,773
                                                      ------------------------------------------------

        (a) The Company has a Palladium Sales Contract with a major automobile manufacturer, which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production delivered by June 30, 2005. Palladium revenue includes the impact of the Palladium Sales Contract.

        (b) The Company entered into palladium forward contracts in 2001 for 100,800 ounces of palladium at an average price of US$922 per ounce, the revenue from which was fully realized by June 30, 2003. The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition.


News Release, February 25, 2005   Page 11 of 12    North American Palladium Ltd.

10.     COMMITMENTS

        The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs.

        (A)     PLATINUM FORWARD CONTRACTS

        At December 31, 2004, the Company had forward sales contracts for 10,500 ounces of platinum at an average price of US$831 per ounce maturing at various dates through December 2005. The fair value of these forward sales contracts was below their carrying value by $313 as at December 31, 2004.

        (B)     NICKEL SWAP CONTRACTS

        At December 31, 2004 , the Company had swap contracts for 1,190,000 lbs. of nickel at an average fixed price of US$6.58 per lb. maturing at various dates through June 2005. The fair value of these swap contracts was below their carrying value by $123 at December 31, 2004.

        (C)     COPPER SWAP CONTRACTS

        At December 31, 2004, the Company had swap contracts for 1,984,000 lbs. of copper at an average fixed price of US$1.25 per lb. maturing at various dates through December 2005. The fair value of these swap contracts was below their carrying value by $176 as at December 31, 2004.

        (D)     GOLD FORWARD CONTRACTS

        At December 31, 2004, the Company had forward sales contracts for 12,000 ounces of gold at an average price of US$435 per ounce maturing at various dates through December 2005. The fair value of these forward sales contracts was below their carrying value by $140 as at December 31, 2004.

        11.     COMPARATIVE PERIOD FIGURES

        Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.


News Release, February 25, 2005   Page 12 of 12    North American Palladium Ltd.